UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K         ☐ Form 11-K         ☐ Form 20-F      ☒ Form 10-Q            ☐ Form N-SAR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended:  ____________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MassRoots, Inc.
Full Name of Registrant

Former Name if Applicable

1624 Market Street, Suite 201
Address of Principal Executive Office (Street and Number)

Denver, CO 80202
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The registrant is unable to file its quarterly report on Form 10-Q for the three-month period ending June 30, 2017 within the prescribed period without unreasonable effort or expense because management requires additional time to compile and verify the data in our XBRL submission. The registrant undertakes the responsibility to file the Form 10-Q within five calendar days of the original prescribed due date as allowed by this report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Isaac Dietrich	(833) 467-6687
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MassRoots, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2017		/s/ Isaac Dietrich
	By:	Isaac Dietrich
	Title:	Chief Executive Officer